Exhibit 99.1

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following presentation of management’s discussion and analysis of financial condition and results of operations for the six month periods ended June 30, 2018 and 2017 should be read in conjunction with our unaudited consolidated interim financial statements and related notes thereto included elsewhere in this Report on Form 6-K, as well as in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2018.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Therapix”, “the Company” and “our Company” refer to Therapix Biosciences Ltd. and its wholly-owned subsidiaries. References to “ordinary shares”, “ADSs”, “warrants” and “share capital” refer to the ordinary shares, ADSs, warrants and share capital, respectively, of Therapix.

We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, 0.1 NIS par value.

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented herein are translated using the rate of NIS 3.65 to $1.00, the exchange rate reported by the Bank of Israel on June 30, 2018.

Forward-Looking Statements

The following discussion contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our timeline for our product candidate development path, including the anticipated starting and ending dates of our anticipated clinical trials;

●	anticipated actions of the U.S. Food and Drug Administration or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the commercial launch and future sales of our existing product candidates or any other future potential product candidates;

●	our expectations regarding the commercial supply of our product candidates;

●	our estimates regarding anticipated capital requirements and our needs for financing;

●	the patient market size and market adoption of our product candidates by physicians and patients;

●	the timing, cost or other aspects of the commercial launch of our product candidates;

●	completion and receiving favorable results of our anticipated clinical trials;

●	the possibility that the previously announced transaction with FSD Pharma Inc. does not occur when expected or at all;

●	our expectations regarding when certain patents may be issued and the protection of our intellectual property; and

●	our expectations regarding licensing, acquisitions and strategic partnering.

More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 30, 2018, which is available on the SEC’s website, www.sec.gov and in our periodic filings with the SEC.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this discussion are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

General

Therapix is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on repurposing an FDA-approved cannabinoid (Dronabinol): THX-110 for the treatment of Tourette syndrome (TS), for the treatment of Obstructive Sleep Apnea (OSA), and the treatment of Pain; THX-130 for the treatment of Mild Cognitive Impairment (MCI) and Traumatic Brain Injury (TBI); THX-150 for the treatment of infectious diseases; and THX-160 for the treatment of pain.

Operating Results

To date, we have not generated revenue from the sale of any products, and we do not expect to generate significant revenue from the sale of any products within the next year at a minimum. As of June 30, 2018, we had an accumulated deficit of approximately $41.65 million. Our financing activities are described below under “Finance Expense and Income.”

Operating Expenses

Our current operating expenses consist of two components—research and development expenses, and general and administrative expenses.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, share-based compensation expenses, consulting and subcontractor expenses and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Six-month period ended June 30,
	2018	2017
	(unaudited)	(unaudited)
	(in thousands of USD)*

Wages and related expenses	335	140
Share-based payments	80	24
Clinical studies	372	256
Research & preclinical studies	423	158
Chemistry & formulations	51	-
Regulatory and other expenses	384	117
	1,645	695

* USD presented using June 30, 2018 NIS/USD exchange rate of NIS 3.65.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, share-based compensation expense, professional service fees for accounting, legal, bookkeeping, facilities and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Six-month period ended June 30,
	2018	2017
	(unaudited)	(unaudited)
	(in thousands of USD)*

Wages and related expenses	347	343
Share-based payment	296	111
Professional and directors fees	713	394
Investor relations and business expenses	164	388
Office maintenance, rent and other expenses	100	87
Regulatory expenses	35	53
Business development	484	-
Total	2,139	1,376

* USD presented using June 30, 2018 NIS/USD exchange rate of NIS 3.65.

Results of Operations

Six-months ended June 30, 2018 compared to the six-months ended June 30, 2017

Results of Operations*

Research and Development Expenses, net

Our research and development expenses for the six months ended June 30, 2018 amounted to $1.65 million, representing an increase of $0.96 million, or 139%, compared to $0.69 million for the six months ended June 30, 2017. The increase was primarily attributable to an increase of $0.38 million in clinical and preclinical studies and an increase of $0.27 million in regulatory and other expenses, reflecting the initiation of clinical study and increase in regulatory and other expenses. Research and development expenses for the six months ended June 30, 2018 also reflect increased research and development operations due to the initiation of clinical trials of cannabinoid projects.

General and Administrative Expenses

Our general and administrative expenses totaled $2.14 million for the six months ended June 30, 2018, an increase of $0.76 million, or 55%, compared to $1.38 million for the six months ended June 30, 2017. The increase resulted primarily from an increase of $0.32 million in professional and director fees and an increase of $0.48 million in business development reflecting the growth in our business development activities, partially offset by $0.22 million from investor relations and business expenses.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2018 was $3.78 million, as compared to an operating loss of $2.07 million for the six months ended June 30, 2017, an increase of $1.71 million, or 83%.

Finance Expense and Income

Financial expense and income consist of exchange rate differences, bank fees and other transactional costs.

We recognized financial income net, for the six months ended June 30, 2018, of $0.52 million, representing a decrease of $0.95 million, as compared to financial expenses of $0.43 million for the six months ended June 30, 2017. The decrease was primarily due to loan valuation gain.

Total Comprehensive Loss

Our total comprehensive loss for the six months ended June 30, 2018 was $3.61 million, representing an increase $1.55 million, or 75%, as compared to $2.06 million for the six months ended June 30, 2017.

Liquidity and Capital Resources

Overview

As of June 30, 2018, we had $5.1 million in cash and cash equivalents including short term deposits.

The table below presents our cash flows for the periods indicated:

	Six month period ended June 30,
	2018	2017
	(unaudited)	(unaudited)
	(In thousands of USD)*

Net cash used in operating activities	(3,465)	(2,094)

Net cash used in investing activities	(512)	(9)

Net cash provided by (used in) financing activities	(36)	13,167

* USD presented as convenience translation using June 30, 2018 NIS/USD exchange rate of NIS 3.65.

Operating Activities

Net cash used in operating activities was $3.46 million for the six months ended June 30, 2018, compared with net cash used in operating activities of $2.09 million for the six months ended June 30, 2017. The increase is primarily due to increases in business development expenses and the number of research and development employees.

Investing Activities

Net cash used in investing activities was $0.51 million for the six months ended June 30, 2018 compared with net cash used in investing activities of $9 thousand for the six months ended June 30, 2017. The increase is primarily due to increases in the purchase of equipment and grant of a convertible loan.

Financing Activities

Net cash used in financing activities in the six months ended June 30, 2018 consisted of $0.04 million of prepaid public offering costs expenses.

Net cash provided by financing activities of $13.17 million in the six months ended June 30, 2017 consisted mainly of $13.8 million of net proceeds from the exercise of warrants, offset by expenses relating to our U.S. initial public offering and listing on NASDAQ in March 2017 of $2.02 million.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and options. We have incurred losses and generated negative cash flows from operations since August 2004. Since August 2004, we have not generated any revenue from the sale of product candidates and we do not expect to generate revenues from sale of our product candidates in the next few years.

As of June 30, 2018, our cash and cash equivalents were $5.1 million. On April 17, 2018, we invested in unrelated third party convertible equity in the amount of $0.5 million.

We believe that our existing cash resources will not be sufficient to finance our operating activities in the foreseeable future; we expect that we will require substantial additional capital to complete the development of, and to commercialize, our product candidates. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through equity financings (such as our March 2017 offering of ADSs) and sales of technology. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

UNAUDITED

INDEX

Page

Consolidated Statements of Financial Position	F-2

Consolidated Statements of Profit or Loss	F-3

Consolidated Statements of Comprehensive Income	F-4

Consolidated Statements of Changes in Equity	F-5 - F-9

Consolidated Statements of Cash Flows	F-10

Notes to Interim Consolidated Financial Statements	F-11 - F-26

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30,		December 31,
		2018	2017	2017
		Unaudited		Audited
	Note	USD in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$5,103	$11,784	$9,195
Restricted deposit		23	13	24
Accounts receivable		448	242	278
Convertible loan	4	705	-	-

TOTAL CURRENT ASSETS		6,279	12,039	9,497

NON-CURRENT ASSETS:
Prepaid public offering costs		53	-	19
Property and equipment		53	17	50

TOTAL NON-CURRENT ASSTES		106	17	69

		6,385	12,056	9,566

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		1,077	543	1,017
Other accounts payable		155	128	160

TOTAL CURRENT LIABLITIES		1,232	671	1,177

EQUITY:	6
Share capital		3,812	3,812	3,812
Share premium		36,989	36,612	36,612
Reserve from share-based payment transactions		5,310	4,584	5,311
Foreign currency translation reserve		432	760	782
Transactions with non-controlling interests		261	261	261
Accumulated deficit		(41,651)	(34,644)	(38,389)

TOTAL EQUITY		5,153	11,385	8,389

		$6,385	$12,056	$9,566

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2018	2017	2018	2017	2017
		Unaudited				Audited
	Note	USD in thousands

Research and development expenses	7a	$1,645	$695	$650	$455	$1,943

General and administrative expenses	7b	2,139	1,376	1,000	971	3,810

		3,784	2,071	1,650	1,426	5,753

Other expenses		-	-	-	-	1

Operating loss		3,784	2,071	1,650	1,426	5,754

Finance income	7c	(525)	-	(437)	-	(1)

Finance expenses	7d	3	428	1	437	491

Loss		3,262	2,499	1,214	1,863	6,244

Basic and diluted loss per share attributable to equity holders of the Company		0.02	0.03	0.01	0.03	0.05

Basic and diluted loss per ADS attributable to equity holders of the Company		$0.93	$1.07	$0.35	$1.10	$2.14

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	USD in thousands

Net loss	$3,262	$2,499	$1,214	$1,863	$6,244

Amounts that will not be reclassified subsequently to profit or loss:

Adjustments arising from translation financial statements from functional currency to presentation currency	350	(439)	266	(124)	(461)

Total other comprehensive (income) loss	350	(439)	266	(124)	(461)

Total comprehensive loss	$3,612	$2,060	$1,480	$1,739	$5,783

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve from share- based payment transactions	Foreign currency translation reserve	Transactions with non- controlling interests	Accumulated deficit	Total
	Unaudited
	USD in thousands

Balance at January 1, 2018	$3,812	$36,612	$5,311	$782	$261	$(38,389)	$8,389

Loss	-	-	-	-	-	(3,262)	(3,262)
Other comprehensive loss	-	-	-	(350)	-	-	(350)

Total comprehensive loss	-	-	-	(350)	-	(3,262)	(3,612)
Share-Based payment	-	-	376	-	-	-	376
Expiration of share options	-	377	(377)	-	-	-	-

Balance at June 30, 2018	$3,812	$36,989	$5,310	$432	$261	$(41,651)	$5,153

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve from share- based payment transactions	Foreign currency translation reserve	Transactions with non- controlling interests	Accumulated deficit	Total
	Unaudited
	USD in thousands

Balance at January 1, 2017	$1,087	$26,600	$4,449	$321	$261	$(32,145)	$573

Loss	-	-	-	-	-	(2,499)	(2,499)
Other comprehensive income	-	-	-	439	-	-	439

Total comprehensive income (loss)	-	-	-	439	-	(2,499)	(2,060)
Share-Based payment	-	-	135	-	-	-	135
Issuance of shares (1)	189	769	-	-	-	-	958
Issuance of shares (2)	2,207	7,928	-	-	-	-	10,135
Issuance of shares (3)	329	1,315	-	-	-	-	1,644

Balance at June 30, 2017	$3,812	$36,612	$4,584	$760	$261	$(34,644)	$11,385

(1) Net issuance expenses of $61,000

(2) Net issuance expenses of $1,865,000

(3) Net issuance expenses of $156,000

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve from share- based payment transactions	Foreign currency translation reserve	Transactions with non- controlling interests	Accumulated deficit	Total
	Unaudited
	USD in thousands

Balance at March 31, 2018	$3,812	$36,829	$5,332	$698	$261	$(40,437)	$6,495

Loss	-	-	-	-	-	(1,214)	(1,214)
Other comprehensive loss	-	-	-	(266)	-	-	(266)

Total comprehensive loss	-	-	-	(266)	-	(1,214)	(1,480)
Share-based payment	-	-	138	-	-	-	138
Expiration of share options	-	160	(160)	-	-	-	-

Balance at June 30, 2018	$3,812	$36,989	$5,310	$432	$261	$(41,651)	$5,153

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve from share- based payment transactions	Foreign currency translation reserve	Transactions with non- controlling interests	Accumulated deficit	Total
	Unaudited
	USD in thousands

Balance at March 31, 2017	$3,483	$35,297	$4,513	$636	$261	$(32,781)	$11,409

Loss	-	-	-	-	-	(1,863)	(1,863)
Other comprehensive income	-	-	-	124	-	-	124

Total comprehensive income (loss)	-	-	-	124	-	(1,863)	(1,739)
Share-based payment	-	-	71	-	-	-	71
Issuance of shares (1)	329	1,315	-	-	-	-	1,644

Balance at June 30, 2017	$3,812	$36,612	$4,584	$760	$261	$(34,644)	$11,385

(1) Net issuance expenses of $156,000

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve from share- based payment transactions	Foreign currency translation reserve	Transactions with non- controlling interests	Accumulated deficit	Total
	Audited
	USD in thousands

Balance at January 1, 2017	$1,087	$26,600	$4,449	$321	$261	$(32,145)	$573

Loss	-	-	-	-	-	(6,244)	(6,244)
Other comprehensive income	-	-	-	461	-	-	461

Total comprehensive income (loss)	-	-	-	461	-	(6,244)	(5,783)
Share-Based payment	-	-	862	-	-	-	862
Issuance of shares (1)	189	769	-	-	-	-	958
Issuance of shares (2)	2,207	7,928	-	-	-	-	10,135
Issuance of shares (3)	329	1,315	-	-	-	-	1,644

Balance at December 31, 2017	$3,812	$36,612	$5,311	$782	$261	$(38,389)	$8,389

(1) Net issuance expenses of $61,000
(2) Net issuance expenses of $1,865,000
(3) Net issuance expenses of $156,000

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	USD in thousands

Cash flows from operating activities:

Net loss	$(3,262)	$(2,499)	$(1,214)	$(1,863)	$(6,244)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	6	2	3	1	5
Gain from sale of equipment	-	-	-	-	1
Share-based payment expense	376	135	138	71	862
Finance expenses (incomes), net	(512)	446	(422)	453	525
	(130)	583	(281)	525	1,393
Working capital adjustments:

Increase in accounts receivable	(189)	(110)	(50)	(102)	(143)
Decrease (increase) in trade payables	113	(101)	(101)	(406)	349
Decrease (increase) in other accounts payable	3	33	(189)	(54)	66
	(73)	(178)	(340)	(562)	272

Net cash used in operating activities	(3,465)	(2,094)	(1,835)	(1,900)	(4,579)

Cash flows from investing activities:

Increase in restricted cash	-	(2)	-	(2)	(11)
Proceed from sale of equipment	-	-	-	-	2
Purchase of equipment	(12)	(7)	(3)	(7)	(44)
Grant of convertible loan	(500)	-	(500)	-	-

Net cash used in investing activities	(512)	(9)	(503)	(9)	(53)

Cash flows from financing activities:

Prepaid public offering costs	(36)	-	1	-	(18)
Proceeds from issuance of share capital (net of issuance expenses)	-	13,167	-	1,943	13,193

Net cash provided by (used in) financing activities	(36)	13,167	1	1,943	13,175

Exchange rate differences on cash and cash equivalents in foreign currency	308	(446)	218	(453)	(527)
Translation differences on cash and cash equivalents	(387)	490	(287)	149	503
Increase (decrease) in cash	(4,092)	11,108	(2,406)	(270)	8,519
Cash at the beginning of the period	9,195	676	7,509	12,054	676

Cash at the end of the period	$5,103	$11,784	$5,103	$11,784	$9,195

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

a.	Therapix Biosciences Ltd. (“Therapix”), a pharmaceutical company, was incorporated in Israel and commenced its operations on August 23, 2004. Until March 2014, Therapix and its subsidiaries (the “Company”) were mainly engaged in developing several innovative immunotherapy products and it owns patents in the immunotherapy field.

In August 2015, the Company revised its business strategy according to which it will focus on developing a portfolio of approved drugs based on cannabinoid molecules. The Company’s main focus will be on developing an entourage technology based cannabinoid drug for the Central Nervous System (“CNS”) indications, including, but not limited, to Tourette syndrome (“TS”), Pain, Obstructive Sleep Apnea (“OSA”) and a cannabinoid based drug for Mild Cognitive Impairment using the low dose technology.

The Company was a Dual-listed company, which had its shares traded in the Tel-Aviv Stock Exchange (“TASE”) since December 26, 2005, and in the NASDAQ stock market (“NASDAQ”) since March 27, 2017. The Company completed an Initial Public Offering (“IPO”) in the United States on March 27, 2017, and raised approximately $13.7 million. Since the IPO the Company has had American Depository Shares (“ADSs”) registered with the US Securities and Exchange Commission (“SEC”) and has been listed on the NASDAQ. On August 7, 2018, the Company delisted its shares from the TASE.

Therapix has three fully owned subsidiaries, NasVax Inc. (an American company), Brain Bright Ltd. (an Israeli company) and Evero Health Ltd. (previously Weex Biosciences Ltd.) (an Israeli company) (the “Subsidiaries”). The subsidiaries are private and inactive companies, whose financial statements are consolidated with those of the Company. Therapix also owns approximately 27% of Lara Pharm Ltd.’s (“Lara”) share capital, however, the Company does not have significant influence on Lara since it has no representation in Lara’s board of directors. Therapix wrote-off the entire investment in Lara in 2015.

The headquarters of Therapix are located in the Tel Aviv district (Givataaim), Israel.

All information in the financial statements regarding the ADSs is a presumption that all of the Company’s shares have been converted into ADS [Each ADS will represent forty (40) ordinary shares] (See Note 6).

The interim consolidated financial statements of the Company for the period ended on June 30, 2018, were approved for issue on November 27, 2018 (“the Approval Date”).

b.	Functional currency and presentation currency:

The financial statements are presented in US Dollars since the Company believes that preparing the financial statements in US Dollars provides more relevant information to the investors.

The functional currency of the Company is NIS, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL (CONT.)

c.	The Company incurred a net loss of approximately $3.2 million and had negative cash flows from operating activities of approximately $3.5 million for the six months ended June 30, 2018. As of June 30, 2018, the Company had an accumulated deficit of approximately $41.7 million as a result of recurring operating losses. As the Company presently has no activities that generate revenues, the Company’s continued operation is dependent on its ability to raise funding from external sources. This dependency will continue until the Company will be able to finance its operations by selling its products or commercializing its technology. In addition, the Company’s management believes that the balance of cash held by the Company as of the Approval Date of the interim consolidated financial statements for the period ended June 30, 2018, will not be sufficient to finance its operating activities in the foreseeable future. These factors raise substantial doubt about the Company’s ability to continue as a “going concern”.

d.	These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2017, and for the year then ended and accompanying notes, that was published on April 30, 2018 (the “Annual Consolidated Financial Statements”).

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim consolidated financial statements:

The Interim Consolidated Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The significant accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Annual Consolidated Financial Statements, except as described below:

b.	Initial adoption of IFRS 9, “Financial Instruments”:

In July 2014, the IASB issued the final and complete version of IFRS 9, “Financial Instruments” (the “New Standard”), which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. The New Standard mainly focuses on the classification and measurement of financial assets and it applies to all assets within the scope of IAS 39.

The New Standard has been applied for the first time using the modified retrospective approach with certain reliefs and without restatement of comparative figures.

Financial assets:

Financial assets within the scope of the Standard are measured upon initial recognition at fair value with the addition of transaction costs that can be directly attributed to the financial asset’s acquisition, excluding financial assets that are measured at fair value through profit or loss whereby the transaction costs are carried to profit or loss.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

b.	Initial adoption of IFRS 9, “Financial Instruments”: (Cont.)

The new accounting policy regarding financial assets is as follows:

The Company classifies and measures debt instruments in the financial statements based on the following criteria:

●	The Company’s business model for managing financial assets; and

●	The contractual cash flow terms of the financial asset.

Debt instruments are measured at fair value through profit or loss when the following criteria are met:

The Company’s business model consists of holding the financial assets for collecting contractual cash flows therefrom and for selling them; and the contractual terms of the financial asset provide entitlement to cash flows which only include principal payments and interest on the unpaid principal on predetermined dates. After initial recognition, the instruments in this category are measured at fair value. Gains or losses from fair value adjustments, excluding interest and exchange rate differences, are recognized in profit or loss.

Derecognition of financial assets:

The Company derecognizes a financial asset only when:

●	The contractual rights for the cash flows from the financial assets have expired, or

●	The Company transfers substantially all the risks and benefits arising from the contractual rights to receive the cash flows from the financial asset, or when the entity retained some of the risks and benefits of ownership when it transferred the financial asset, but it may be said that it relinquished control of the asset.

●	The Company retains the contractual rights to receive the cash flows arising from the financial asset, but undertakes a contractual obligation to remit these cash flows in full to a third party, without a material delay.

Offsetting of financial instruments:

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position if there is a legally enforceable right to offset the amounts that were recognized and the entity intends to settle the asset and the liability on a net basis or to realize the asset and settle the liability simultaneously. The offsetting right must be enforceable not only in the ordinary course of business of the parties to the contract, but also in the event of a payment default and insolvency of any of the contract parties. In order for the offsetting right to be enforceable immediately, it should not be contingent on a future event or have certain periods during which it will not be applicable, or that events may take place that will cause it to expire.

After having evaluated the effects of the application of the New Standard, the Company believes that the adoption has no material effect on the Company’s consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

IFRS 16, “Leases”:

In January 2016, the IASB issued IFRS 16, “Leases” (the “New Standard”). According to the New Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

The effects of the adoption of the New Standard are as follows:

●	Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases, see below) similar to the accounting treatment of finance leases according to the existing IAS 17, “Leases”.

●	Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a corresponding right-of-use asset. Lessees will also recognize interest and depreciation expense separately.

●	Variable lease payments that are not dependent on changes in the Consumer Price Index (“CPI”) or interest rates, but are based on performance or use (such as a percentage of revenues) are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

●	In the event of change in variable lease payments that are CPI-linked, lessees are required to re-measure the lease liability and the effect of the re-measurement is an adjustment to the carrying amount of the right-of-use asset.

●	The accounting treatment by lessors remains substantially unchanged, namely classification of a lease as a finance lease or an operating lease.

The New Standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted. At this stage, the Company does not intend to early adopt the New Standard.

The New Standard permits lessees to use one of the following approaches:

1.	Full retrospective approach - according to this approach, the effect of the adoption of the New Standard at the beginning of the earliest period presented will be carried to equity. Also, the Company will restate the comparative figures in its financial statements. The balance of the liability as of the date of initial adoption of the New Standard as per this approach will be calculated using the interest rate implicit in the lease, unless this rate cannot be easily determined in which case the lessee’s incremental borrowing rate of interest.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (CONT.)

IFRS 16, “Leases”: (Cont.)

2.	Modified retrospective approach - this approach does not require restatement of comparative data. The balance of the liability as of the date of initial adoption of the New Standard will be calculated using the lessee’s incremental borrowing rate of interest on the date of initial adoption of the New Standard. As for the outstanding right-of-use asset, the Company may apply one of the two following alternatives to account for each lease separately:

●	Recognizing an asset in the amount of the recognized liability, with certain adjustments.

●	Recognizing an asset as if the asset had always been measured according to the provisions of the New Standard.

Any difference arising on the date of initial adoption of the New Standard as a result of the modified retrospective approach will be carried to equity.

The Company expects to use the modified retrospective approach for the first-time adoption of IFRS 16 by measuring the right-of-use asset equally to the obligation to make lease payments as presented on the date of initiation.

The Company, as of June 30, 2018, has one lease contract for its headquarters (see Note 14l to the Annual Consolidated Financial Statements). In the context of examining the potential impact of the new Standard on the financial statements, the Company is reviewing the following issues:

●	The existence of lease extension options - according to the New Standard, non-cancellable lease terms also include periods that are covered by the lease extension options if it is likely that the lessee will exercise the option. The Company is examining the existence of such options in its lease agreements and whether or not it is likely that they will be exercised by it. In the context of such examination, the Company studies all the relevant facts and circumstances that are likely to create an economic incentive for exercising the option, among others, significant leasehold improvements that have been or are expected to be performed, the significance of the leasehold to the Company’s activity and past experience in connection with the exercise of such extension options. The New Standard incorporates two exceptions, whereby lessees are entitled to account for leases according to the current accounting treatment of operating leases, in the event of leases of assets of a low financial value or in the event of leases for a period of up to one year.

●	Separation of contract components - according to the New Standard, all lease components of a contract should be separated from non-lese components when the lessee is allowed the relief of choosing not to distinguish between such components according to categories of base assets but rather jointly account for them as a single lease component. The Company is reviewing the existence of non-lease components in its current lease contracts such as for the provision of management and maintenance services and whether the above relief should be applied to each category of base assets.

●	Discount interest rate - the Company is examining how to determine the discount rate for measuring a right-of-use asset on the date of initial adoption of the New Standard, based on the initial adoption approach chosen by it. In this context, the Company is also examining its ability to estimate the fair value of the leasehold and the lessor’s initial costs if it should choose the retrospective approach, or alternatively estimate the lessee’s incremental borrowing rate of interest assuming that the interest rate implicit in the lease cannot be determined using the full retrospective approach or if it should choose he modified retrospective approach in view of the lease period and the nature of the leasehold.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (CONT.)

IFRS 16, “Leases”: (Cont.)

The Company is also evaluating the need for adjustments to its systems, internal control, policies and procedures that will be necessary in order to apply the provisions of the New Standard.

At this stage, the Company’s management estimates that the effect of the initial adoption of the New Standard as of January 1, 2019, will result in an increase of approximately $143 thousand in the Company’s total assets and liabilities. The above quantitative disclosures rely on the effects as they are currently known to the Company based on existing data and parameters. The adoption of the New Standard may require certain adjustments in the Company’s future financial statements for 2018, after specific policies have been finalized with respect to the application issues currently under review. In the period leading up to the adoption of the New Standard, the Company will continue to report any other effects of the Standard and provide disclosures of the quantitative effects of its adoption as required by ISA Accounting Staff Position 19-2.

In addition, as a result of the initial adoption of the New Standard, the Company estimates that in the year ended on December 31, 2019, there will be a decrease of rental expenses of $42 thousand, an increase in depreciation and amortization of $41 thousand and an increase in financing expenses of $4 thousand. Overall, the adoption of the New standard is expected to result in an increase in the Company’s operating income of $1 thousand and in a decrease in the Company’s income before taxes on income of $3 thousand. Also, as a result of IFRS 16 adoption, an increase in cash flow from operating activities of $1 thousand and a decrease in Cash flows from financing activities in the amount of $4 thousand is expected.

The abovementioned quantitative disclosure is in respect of the effects which are known to the Company as of that date and pursuant to the lease contracts that will be effective as of January 1, 2019.

The Company’s expectations as to the impact of the New Standard on the financial statements depends on further agreements that will be signed during the period through the date of first-time application of the New Standard and on changes in various economic variables that may impact the discount rates that are used to calculate the liabilities through the first-time application of the New Standard.

The Company didn’t used the services of a professional appraiser to calculate the relevant discount rate.

During the period through the initial application of the New Standard, the Company shall continue to report on further impacts and on changes in data that were known to the Company as of the date of these financial statements and the effect that those changes may have on the quantitative impact as presented in this note.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- CONVERTIBLE LOAN

a.	On April 17, 2018, the company entered into a convertible loan agreement with Cure Pharmaceutical Holding Corp. (“Cure”) (the “Convertible Loan Agreement”), a US-based company. Under the Convertible Loan Agreement, the company lent to Cure an amount of $500,000 (the “Loan”). The maturity date of the Loan, together with an interest at a rate of nine percent (9%) per annum, will be on January 31, 2019 (“the Maturity Date”), or the Company may instruct Cure, prior to the Maturity Date, to repay the Loan amount together with all interest accrued thereon in lieu of the conversion, in which case Cure will effect such repayment on the Maturity Date:

Conversion of the Loan will be upon one of the following:

1.	In the event of the consummation by Cure, on or before the Maturity Date, of a transaction or series of related transactions, in which Cure issues equity securities of its company in consideration of at least $4,000,000 (a “Financing”), then the outstanding Loan abovementioned, shall be automatically converted, immediately prior to the consummation of such Financing, into such number of shares issued by Cure in the Financing, equal to the outstanding Loan amount divided by a price per share equal to 75% of the lowest price per share paid to Cure in the Financing.

2.	In the event the Financing is not consummate by the Maturity Date, then the outstanding Loan amount, as of the Maturity Date, not previously converted hereunder, shall be automatically converted, on the Maturity Date, into such number of shares issued by Cure in the Financing, equal to the outstanding Investment Amount divided by the Voluntary Conversion.

In addition, according to the Convertible Loan Agreement, there is an option for a voluntary conversion on the Loan (“the Voluntary Conversion Option”). According to the Voluntary Conversion option, unless earlier converted pursuant to abovementioned, at the election of the Company, the entire then outstanding Loan amount shall be converted into that number of shares of the most senior class of shares of Cure existing at the time of such conversion, at a price per share equal to 75% of the average of the closing prices of Cure’s common stock over the thirty consecutive trading days prior to the delivery of the notice of conversion by the Company to Cure.

As of June 30, 2018, the Loan was not converted or repaid.

b.	Valuation process and techniques:

Valuations are the responsibility of the Company’s management and the board of directors of the Company.

The valuation of the Loan was set at fair value, as required in IFRS 9, “Financial Instruments”, and performed by an external independent valuator according to IFRS 13, “Fair value measurement”, and was categorized as Level 3 by the Company.

The Company’s management considers the appropriateness of the valuation methods and inputs, and may request that alternative valuation methods are applied to support the valuation arising from the method chosen.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- CONVERTIBLE LOAN (CONT.)

c.	General Overview of Valuation Approaches used in the Valuation:

Fair Value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Hereunder is a brief discussion of the above-mentioned methodology:

The valuation methodology which was used in order to measure the Loan was a method that takes into account the market’s risk-free rate, which evaluates the present value of the future cash flows which a shareholder anticipates to gain from holding the financial asset.

This methodology is according to the Income Approach which takes into account the risk-free rate and the expected gain from the holding of the financial asset.

The fair value was measured by the following parameters:

●	The Convertible Loan Agreement annually interest rate (9%).

●	Risk free rate - The US Treasury bill yield rate (2.15%).

●	The loan’s time to maturity in years - 0.786.

●	Period for capitalization - 0.589

d.	Description of significant unobservable inputs to valuation:

The Loan’s valuation technique that had been chosen is an economic model that takes into account the loans features, and it is measured by fair value through profit or loss. The interest rate is based on a risk-free interest of government bond for 0.589 years.

e.	Reconciliation of fair value measurements that are categorized within Level 3 of the fair value hierarchy in financial instruments:

USD in thousands

Balance at April 19, 2018	$500
Finance income	205

Balance at June 30, 2018	$705

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- CONTIGENT LIABILITIES, COMMITMENTS AND LIENS

a.

On January 14, 2018, the company entered into an agreement with EMAGIX Inc. (“EMAGIX”) for data analysis from pre-clinical experiments performed at Delhousie University. The analysis will include mortality and weight gain, neurological scoring and cognitive performant, EEG and MRI analysis in control and treated rates exposed to TBI. This pre-clinical aims to test the efficacy and safety of the Company’s priority compound THX-130. During September EMAGIX completed the data analysis from pre-clinical experiments performed at Delhousie University. On October 4, 2018, the Company paid EMAGIX a total amount of approximately $78,500 and therefor the Company has no other obligations to Emagix in regards to this agreement. From the other hand, the Company is expected to pay a total amount of approximately $33,000 to Delhousie University for the experiments above mentioned.

b.

On February 1, 2018, the Company entered into an agreement with Maccabi Healthcare Services (“Maccabi”) to provide the Company during the following two years, from time to time and according to the needs of the Company, research planning services, retrieval of data, statistical processing and writing research reports in the area of sleep and pain (“consulting and research services”). In return for the consulting and research services, the Company is expected to pay a total amount of approximately $74,000.

c.

On March 18, 2018, the Company and Yissum Research Development Company of the Hebrew University of Jerusalem Ltd (“Yissum”) mutually agreed to terminate the License Agreement (see Note 14f to the financial statements as of December 31, 2017), effective as of June 18, 2018, except for those provisions which are expressly intended to survive termination. The Company did not make any regulatory filings and there were no development results generated under the License Agreement. In connection with such termination, the parties agreed to a mutual release. The Company estimates that the termination of the license agreement shall have no material effect on its on-going projects and activities, mainly due to the fact, among others, that the Company is exploring other prospective alternative methods of delivery which are expected to be more efficacious yet less expensive and with IP longevity to that under the license, while considering the possibility that the expiration date of the patents under the license will expire on the short term, not justifying the resources to be invested in such R&D project. In addition, the main reasons for said termination rest in the Company’s intentions on focusing on more advanced drug delivery projects that are already under development.

See Note 8a for information regarding the new License Agreement with Yissum signed on July 29, 2018.

d.	Further to the matter discussed in Note 14c to the Annual Consolidated Financial Statements, on April 24, 2018, the Company paid the second milestone to the license agreement with Dekel in the amount of $75,000 upon the successful completion of a Phase IIa trial.

e.	Further to the matter discussed in Note 14d to the Annual Consolidated Financial Statements, On April 30, 2018, the Company notified Belvit Pharma LLC (“Belvit”) of its intent to terminate the binding term sheet dated June 7, 2016, between the Company and Belvit. Accordingly, the Company is discontinuing the development of its ultra-low dose tetrahydrocannabinol, or THC, via sublingual administration. However, the Company intends to continue advancing its ultra-low dose THC therapy for the treatment of mild cognitive impairments, or MCI, utilizing buccal administration of dronabinol.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- CONTIGENT LIABILITIES, COMMITMENTS AND LIENS (CONT.)

f.	Termination agreement with Hadasit Research Services & Development Ltd.:

Following further discussions between the Company and Hadasit Research Services & Development Ltd. (“Hadasit”) (see Note 8b(4) to the Annual Consolidated Financial Statements) held during the second half of 2017, and through the first quarter of 2018, after not succeeding in assigning the license to a buyer, on March 29, 2018, the Company and Hadasit signed a mutual termination agreement (the “Termination Agreement”) of their license agreement. According to the Termination Agreement, among others, the license agreement (and its related consulting agreement) shall be terminated as of that date thereof, and is of no further force and effect, except for certain matters as prescribed under the Termination Agreement. In addition, certain payment to Hadasit of outstanding amount was set, and with respect to the transfer of IP Rights, Hadasit will assign to the Company all of its rights in the Hadasit/Therapix patent rights. Thereafter, the Company will re-assign to Hadasit all of its rights, title and interest in and to the Hadasit/Therapix patent rights (“Assignment of IP”). The consummation of the Assignment of IP abovementioned shall be subject to receipt of the necessary approval of the Israel Innovation Authority (“IIA”).

On April 18, 2018, the Company submitted an application with the IIA to approve the Assignment of IP (the “Application”). The Company is currently in discussions with the IIA in connection with the terms of approval of the Application, which will, inter alia, address a previous refusal received by the IIA to a request to recognize the registration of a joint patent with Hadasit, under the License Agreement, which according to the IIA did not comply with the rules and regulations with respect to use of funds received under the IIA grant .

On July 4, 2018, and according to the Termination Agreement, the Company paid Hadassit an amount of approximately $104,000 due to, inter alia, accrued costs and expenses relating to the filing, prosecution and maintenance of the patent rights; license maintenance fee due to Hadasit for the years 2016 and 2017; and unpaid related consultancy fees for work performed during 2015.

g.	Liens:

Further to the matter discussed in Note 14m to the Annual Consolidated Financial Statements, there are no changes in the liens of the Company.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- EQUITY

a.	Composition of share capital as of June 30, 2018, and December 31, 2017:

	Authorized	Issued and outstanding
	Number of shares

Ordinary shares of NIS 0.1 par value each	300,000,000	139,885,534

Description of American Depositary Shares (“ADSs”):

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent forty (40) ordinary shares [or the right to receive forty (40) ordinary share]) deposited with the principal Tel Aviv office of Bank HaPoalim, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary.

b.	There were no changes to the Company’s share capital during the interim period.

c.	Rights attached to shares:

Voting rights at the shareholders meeting, right to dividends, rights upon liquidation of the Company and right to nominate the directors in the Company.

d.	Capital management in the Company:

The Company’s capital management objectives are to preserve the Company’s ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

The Company is not under any minimal equity requirements nor is it required to attain a certain level of capital return.

e.	Issuance of shares:

1.	On March 6, 2017, as part of a private placement, the Company issued to a private investor (the Investor) 5,357,143 Ordinary Shares, at a price per share of NIS 0.70 (approximately USD 0.19). Pursuant to the agreement, in the event that the Company raises additional funds by means of private placements (excluding public offerings) upon less favorable terms relating to the price per share, then the Company would be required to issue to the Investor, for no additional consideration, such number of Ordinary Shares reflecting the difference between the new price per share and the price per share actually paid by the Investor. In addition, in the event that the Company raises additional funds by means of a public offering of its Ordinary Shares of American Depository Shares (“ADSs”) upon less favorable terms relating to the price per share, then immediately following the closing of such public offering, the Company would be required to pay the Investor an amount, calculated as the number of his purchased shares (5,357,143 Ordinary Shares) multiplied by the difference between NIS 0.70 and the future public offering price per share.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- EQUITY (CONT.)

e.	Issuance of shares: (Cont.)

Pursuant to the Company’s sole discretion, the Company may choose to pay this sum in cash and/or in Ordinary Shares (at a price per share of such public offering). In addition, the Investor is entitled to preemptive rights to participate in its future private placements upon the same terms offered to future investors, on a pro-rata basis to his holdings. Since the Company has issued ADSs in the IPO which took place in March 2017 [see Note 6e(2)] at a public offering price of USD 6.00 per ADS, which is less than USD 7.71 per ADS (approximately USD 0.19 per Ordinary Share), the Company issued the Investor an additional 1,529,910 Ordinary Shares. These issuances had no impact on the Company’s Profit or Loss for the year ended on December 31, 2017.

2.	On March 27, 2017, the Company announced the closing of its initial public offering in the United States. The offering included 2,000,000 ADSs. Each ADS, representing 40 Ordinary shares of the Company, was issued at a price of USD 6.00. The gross proceeds from this offering was USD 12 million, prior to deducting underwriting discounts, commissions and other offering expenses of approximately USD 1.7 million. The Company granted the underwriters a 45-day option to purchase up to an additional 300,000 ADSs to cover over-allotments (“Green Shoe”), if any. The underwriters decided to exercise their Green Shoe option and invested another USD 1.8 million in the Company, prior to deducting underwriting discounts of approximately USD 0.1 million.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:- ADDITIONAL INFORMATION TO THE ITEMS OF PROFIT OR LOSS

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2018	2017	2018	2017	2017
		Unaudited				Audited
		USD in thousands

a.	Research and Development Expenses:

	Clinical studies	$372	$256	$118	$163	$511
	R&D and preclinical studies	423	158	268	119	362
	Wages and related expenses	335	140	127	57	321
	Share-based payment	80	24	33	11	103
	Regulatory and other expenses	384	117	104	105	276
	Chemistry and formulation studies	51	-	-	-	330

		1,645	695	650	455	1,943

b.	General and Administrative Expenses:

	Investor relations and business expenses	164	388	55	340	871
	Professional and director fees	713	394	259	302	1,007
	Regulatory expenses	35	53	20	29	80
	Business development	484	-	393	-	74
	Wages and related expenses	347	343	120	185	808
	Office, maintenance, rent and other expenses	100	87	48	55	211
	Share-based payment	296	111	105	60	759

		2,139	1,376	1,000	971	3,810

c.	Finance income:

	Exchange rate differences	(316)	-	(228)	-	(1)
	Finance income due to interest and valuation of the convertible loan	(205)	-	(205)	-	-
	Interest income on bank deposits	(4)	-	(4)	-	-

		(525)	-	(437)	-	(1)

d.	Finance expenses:

	Exchange rate differences	-	426	-	435	486
	Finance expenses from interest and commissions	3	2	1	2	5

		$3	$428	$1	$437	$491

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:- SUBSEQUENTT EVENTS AFTER THE REPORTING PERIOD

a.	On July 29, 2018, the Company entered into an exclusive, worldwide, sublicensable, royalty-bearing license with Yissum Research and Development Company of The Hebrew University of Jerusalem Ltd. (Yissum) for license to make commercial use of the licensed technology, in order to develop, obtain regulatory approvals, manufacture, market, distribute or sell Products, all within the field and the territory only (the “New License Agreement”). According to the New License Agreement, the Company shall pay Yissum royalties at the rates of 3% of net sales, subject to the royalty reductions as described in the New License Agreement. All of the reductions in the royalties combined, in aggregate, shall be capped at, and not exceed, 50% of the respective royalty rate. The Company is also obligated to sublicense fees, which will be paid at a rate of 20% of the sublicense consideration.

All right, title and interest in and to the New License Agreement shall vest solely in Yissum, and the company shall hold and make use of the rights granted. All rights in the development results shall be solely owned by the company, except to the extent that an employee of the Yissum, including the researcher, is considered an inventor of a patentable invention arising from the development results, in which case such invention and all patent applications and/or patents claiming such invention shall be owned jointly by the Company and Yissum, as appropriate, and Yissum’s share in such joint patents shall be automatically include in the New License Agreements.

On October 4, 2018, the Company paid Yissum a total amount of $50,000 due to the New License Agreement. The Company estimates that the expenses due to the research program of the New License Agreement and additional reimbursement for historical patent costs will be approximately $135,000.

b.	Convertible Equity Agreement with Therapix Healthcare Resources Inc.:

On July 31, 2018, the Company entered into an Agreement for Convertible Equity (the “Convertible Equity Agreement”) with Therapix Healthcare Resources Inc. (“THR”), which is a company incorporated in Delaware, USA, and an unaffiliated third party. Under the Convertible Equity Agreement, the Company loaned an aggregate of $1,625,000 (the “Loan Amount”) to THR. The maturity date of the Loan, which accrues interest at a rate of nine percent per annum (9%), will be upon demand of the Company and under certain conditions which detailed at the Convertible Equity Agreement as following:

●	The Company shall have the right to instruct THR in writing, no later than October 3, 2018 (the “Execution Date”) to repay the loan Amount, together with all interest accrued in cash at the Execution Date.

●	The Company will have the right, at any time, to convert the Loan Amount, together with all interest accrued, into that number of shares of the most senior class of shares of THR existing at the time of such conversion, at a price per share equal to the fair market value of such shares as shall be determined by THR’s board of directors. Notwithstanding anything to the contrary, the Company shall not exercise any conversion rights under the Convertible Equity Agreement together with all interest accrued unless and until, at least, one of the following conditions is met:

1.	Three THR clinics become fully operational; or

2.	The Directors of THR authorize the formal issuance of shares of THR at their initial meeting or in a resolution of lieu of an initial meeting.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:- SUBSEQUENTT EVENTS AFTER THE REPORTING PERIOD (CONT.)

b.	Convertible Equity Agreement with Therapix Healthcare Resources Inc.: (Cont.)

In the event the terms mentioned above are not fulfilled within 12 months after the Execution Date, then the Loan Amount will be converted automatically.

In addition, if the Loan Amount will be converted by the Company, the Company shall have the right to appoint 50% of the members of the THR board of directors, including the chairman of the board of directors. According to THR’s articles of association, the chairman of the board of directors shall cast the decisive vote in the event that voting of the board of directors is tied.

On October 3, 2018, the Company converted the entire Loan Amount and as a result holds, as of the Approval Date, 82.36% of THR’s equity.

On October 15 and 25, 2018, and on November 15, 2018, the Company lent an additional total amount of $425,000 (the “Additional Loan Amounts”) to THR under Additional Convertible Equity Agreements (the “Additional Convertible Equity Agreements”), which accrues interest at a rate of nine percent per annum (9%). At the election of the Company, the Additional Loan Amounts shall be converted into that number of shares of the most senior class of shares of THR’s existing at the time of such conversion, at the price per share as described in the Additional Convertible Equity Agreements. As of the date of the approval of these financial statements, the Additional Loan Amounts have not yet been converted into THR shares.

c.	On August 13, 2018, the Company entered into an agreement with Hannover Medical School (“MHH”) to conduct a clinical investigation and laboratory services for a randomized, double-blind, placebo-controlled proof of concept study to evaluate the safety, tolerability and efficacy of daily oral THX-110 in treating adults with Tourette syndrome in an estimated amount of $835,400.

d.	On October 22, 2018 (the “Effective Date”), the Company signed a binding letter of intent (the “LOI”) to be acquired (the “Proposed Transaction”) by FSD Pharma Inc. (“FSD”), a publicly-traded company on the Canadian Securities Exchange. As of the Effective Date, the all stock Proposed Transaction values the Company at approximately $48 million, pursuant to which the Company’s shareholders would receive FSD stock in exchange for their shares of the Company’s ADS’s. The LOI by its terms lasts until November 19, 2018, but is automatically extended for additional one-week terms unless either party delivers a written notice of termination three (3) days prior to the expiration of the applicable term.

As of the date of the approval of these financial statements no written notice was delivered by either part.

The Proposed Transaction is subject to a number of customary conditions, including, but not limited to, the negotiation and execution of relevant transaction documents, regulatory approvals, completion of satisfactory due diligence by FSD and the Company, and approval of the Proposed Transaction by the shareholders of the Company. Subject to the satisfaction of these conditions and other conditions precedent, the Proposed Transaction is anticipated to be completed by the first quarter of 2019.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:- SUBSEQUENTT EVENTS AFTER THE REPORTING PERIOD (CONT.)

e.	On November 23, 2018, Therapix Biosciences Ltd. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”) with YA II PN Ltd. (the “Investor”), a fund managed by Yorkville Advisors Global L.P., for the sale in a private placement of up to $2.5 million in principal amount of unsecured convertible debentures (the “Debentures”). Interest on the Debentures will accrue at a rate of 5% per annum and is payable upon the maturity date of the Debentures, being 12 months from the issuance of each Debenture. The first tranche of $1.5 million of the Debentures was issued on November 23, 2018, and the Investor will receive 9,171 ADSs of the Company as a commitment fee. Two other tranches of $500,000 each of the Debentures shall be purchased by the Investor conditional on the passage of time and/or certain triggering events, including, among others, the earlier of the termination of the previously announced acquisition of the Company by FSD Pharma Inc. or March 1, 2019. The Company shall pay the Investor additional commitment fees upon issuance of each such tranche, to be paid at the Company’s option in cash or ADSs of the Company.

From and after the date of issue of the Debentures, the outstanding principal, together with accrued and unpaid interest, will be convertible, at the option of the Investor, into ADSs of the Company at the lower of $7.00 or 95% of the lowest daily VWAP during the 5 consecutive trading days immediately preceding the conversion date.

In addition, upon the consummation of the previously announced acquisition of the Company by FSD Pharma Inc., the Debentures will automatically convert into shares of FSD Pharma Inc. as if the Debentures had previously been converted into ADSs at $7.00 per ADS.

Provided that the ADSs are trading below $7.00 per ADS, the Company has the right to redeem the Debentures at 110% of the principal amount of the Debentures plus accrued interest.

The Investor has certain registration rights relating to the ADSs to be issued upon conversion of the Debentures.